Exhibit 99.17

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Amaya Gaming Group Inc. (the “Corporation”) will be held at the offices of Osler, Hoskin & Harcourt LLP, 1000 De La Gauchetière Street West, Suite 2100, Montréal, Québec, H3B 4W5, Canada, at 9:00 a.m. (Montréal time), on July 30, 2014, for the purposes of:

(a)	receiving the financial statements of the Corporation for the year ended December 31, 2013 and the report of the auditor thereon;

(b)	electing directors for the ensuing year;

(c)	appointing the auditor of the Corporation and authorizing the directors to fix its remuneration;

(d)	considering and, if deemed advisable, adopting a special resolution, the full text of which is reproduced in Schedule “B” to the accompanying management information circular (the “Information Circular”), authorizing an amendment to the articles of the Corporation (the “Articles”) to change the name of the Corporation to “Amaya Inc.”;

(e)	considering and, if deemed advisable, adopting a special resolution, the full text of which is reproduced in Schedule “C” to the Information Circular, authorizing an amendment to the Articles to add certain provisions intended to facilitate compliance by the Corporation with applicable gaming regulations;

(f)	considering and, if deemed advisable, adopting a special resolution, the full text of which is reproduced in Schedule “D” to the Information Circular, approving and ratifying the new general by-laws of the Corporation as proposed to take into account the coming into force of the Business Corporations Act (Québec), the full text of which is reproduced as Exhibit “A” to Schedule “D” to this Information Circular, all as more fully described in the Information Circular;

(g)	considering and, if deemed advisable, adopting a special resolution, the full text of which is reproduced in Schedule “E” to the Information Circular, authorizing an amendment to the Articles to provide for the appointment, from time to time, by the board of directors of the Corporation of additional directors to a maximum of one third of the number of directors elected at the previous annual meeting of Shareholders;

(h)	pursuant to the rules of the Toronto Stock Exchange (the “TSX”), considering and, if deemed advisable, adopting an ordinary resolution, the full text of which is reproduced in Schedule “F” to the Information Circular, approving amendments to the stock option plan of the Corporation (the “Stock Option Plan”);

(i)	considering and, if deemed advisable, adopting an ordinary resolution, the full text of which is reproduced in Schedule “G” to the Information Circular, approving and ratifying the advance notice by-law, the full text of which is reproduced as Exhibit “A” to Schedule “G” to the Information Circular, all as more fully described in the Information Circular;

(j)	considering and, if deemed advisable, adopting a special resolution, the full text of which is reproduced in Schedule “H” to the Information Circular, authorizing an amendment to the Articles to replace the current class of authorized preferred shares with the creation of a new class of convertible preferred shares (the “Preferred Shares”), all as more fully described in the Information Circular;

(k)	pursuant to the rules of the TSX, considering, and if deemed advisable, adopting an ordinary resolution, the full text of which is reproduced in Schedule “I” to the Information Circular, approving certain terms of the Preferred Shares, particularly in connection with adjustment mechanisms to the initial conversion price of the Preferred Shares of $24 (the “Initial Conversion Price”) per common share of the Corporation (each, a “Common Share”), all as more fully described in the Information Circular;

(l)

pursuant to the rules of the TSX, considering and, if deemed advisable, adopting an ordinary resolution, the full text of which is reproduced in Schedule “J” to the Information Circular, approving the issuance by the

Corporation of common share purchase warrants, 11 million of which are to be issued to certain funds or accounts managed or advised by GSO Capital Partners LP or its affiliates (collectively and together with GSO Capital Partners LP and its affiliates, “GSO”) and 1.75 million of which are to be issued to certain funds or accounts managed or advised by BlackRock Financial Management, Inc. or its affiliates (collectively, “BlackRock”), each with an exercise price of $0.01 and exercisable for a term of 10 years (collectively, the “Warrants”) (the “Issuance of the Warrants”), all as more fully described in the Information Circular;

(m)	pursuant to the rules of the TSX, considering and, if deemed advisable, adopting an ordinary resolution, the full text of which is reproduced in Schedule “K” to the Information Circular, approving the value at which each of the Initial Conversion Price and the per share price of $20 at which Common Shares are to be issued to GSO (each a “Protected Price” and collectively, the “Protected Prices”) at closing of the Acquisition (hereinafter defined) have been set, which Protected Prices may be, at the time of the issuance or conversion, as applicable, less than the market price of the Common Shares minus the maximum discount permitted under the TSX Company Manual;

(n)	pursuant to the rules of the TSX, considering and, if deemed advisable, adopting an ordinary resolution, the full text of which is reproduced in Schedule “L” to the Information Circular, approving the issuance of the Preferred Shares at closing of the acquisition (the “Acquisition”) of all of the outstanding securities of Oldford Group Limited for an aggregate purchase price of US$4.9 billion (the “Purchase Price”), the proceeds of which will be used to finance a portion of the Purchase Price, as the offering shall, upon completion thereof, result in the issuance of securities exceeding 25% of the number of securities of the Corporation which are outstanding, on a non diluted basis, prior to the closing of the Preferred Shares Offering (the “Preferred Shares Offering Resolution”); and

(o)	transacting such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the Information Circular.

The directors of the Corporation have fixed the close of business on June 11, 2014 as the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting.

Montréal, Québec, June 30, 2014.

By order of the Board of Directors

(signed) David Baazov
David Baazov
Chairman of the Board,
President and Chief Executive Officer

IMPORTANT

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., located at 100 University Street, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than 9:00 a.m. (Eastern Time) on July 28, 2014. Your Common Shares will be voted in accordance with your instructions as indicated on the form of proxy or, if no instructions are given on the form of proxy, the proxyholder will vote IN FAVOUR of the matters indicated in items (b) to (n) hereinabove.

These securityholder materials are being sent to both registered and non-registered owners of Common Shares. If you are a non-registered owner of Common Shares, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.